Georgia Tax-Free Bond
Maryland Tax-Free Bond
New Jersey Tax-Free Bond
New York Tax-Free Bond
Virginia Tax-Free Bond

Prospectus sticker dated 4/1/04 and Prospectuses dated 7/1/04

The statement about the funds' weighted average maturity is being changed to state:
The fund's weighted average maturity is expected to exceed 15 years but may be less than that when, in the judgment of the portfolio manager a shorter weighted average maturity is in the best interest of the fund.

Board approval was required